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                             November 12, 2021

       Susan Shelton
       General Counsel and Secretary
       Portillo's Inc.
       2001 Spring Road, Suite 400
       Oak Brook, IL 60523

                                                        Re: Portillo's Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed November 8,
2021
                                                            File No. 377-05664

       Dear Ms. Shelton:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-6001 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Alex Lynch